UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                    0-253335

                                  CUSIP NUMBER
                                    28655n108

(Check One:) / / Form 10-K / / Form 20-F / / Form 11-K / X/ Form 10-QSB
            / / Form N-SAR

 For Period Ended:  August 31, 1999

 / / Transition Report on Form 10-K / / Transition Report on Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q / / Transition Report on Form N-SAR For the Transition Period Ended:


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

Full Name of Registrant

ELGRANDE.COM, INC.

Former Name if Applicable

Address of Principal Executive Office (State and Number)

                        1040 Hamilton Street, Suite 308
                        Vancouver, B.C., CANADA V6B 2R9





PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filled on or before October 20, 1999 being on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

The Company has been unable to complete its unaudited financial information for the most recent fiscal quarter due to personnel changes with respect to its internal accounting which was not anticipated and could not have been resolved without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

DENNIS BROVARONE                             303              466 4092
    (Name)                                (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     / X /  Yes   /   /  No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     / / Yes   /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


ELGRANDE.COM,  INC.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                         /s/ Randal Palach
Date October 14, 1999            By      Randal Palach, Chief Executive Officer


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).